FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number
1. Telefónica – Appointment of Chief Operating Officer	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (herein after “Telefónica”) as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Please see attached press release.

Madrid, July 25, 2017

NOTA DE PRENSA

PRESS RELEASE

José María Álvarez-Pallete redesigns the organizational structure of the Company

ÁNGEL VILÁ TO BE APPOINTED NEW CHIEF OPERATING OFFICER OF TELEFÓNICA

Madrid, July 25, 2017 – In the context of continuing transformation, the Executive Chairman of Telefónica, José María Álvarez-Pallete, has decided to redesign the organizational structure of the Company to accelerate the pace of business growth, facilitate the implementation and achievement of new goals and promote the new values that will govern corporate life in the coming years. The purpose is to enable Telefónica to reach the highest relevance in the lives of its customers.

In this respect, the Nominating, Compensation and Corporate Governance Committee today approved, in its ordinary meeting, to propose the appointment of Angel Vilá Boix, until now Chief Strategy and Finance Officer, as Telefonica’s new Chief Operating Officer (COO) at tomorrow’s meeting of Telefonica’s Board of Directors. Angel Vilá will be proposed to be appointed by co-optation as a member of the Board of Directors, as Executive Director, occupying the vacancy to be left by the departure of Julio Linares from the Board.

Julio Linares will continue to be linked to the Group and will be proposed as a member of the board of directors of Telefónica Brasil and Telefónica Deutschland. He will also continue to represent the Company institutionally in several organizations.

The appointment of the new Chief Operating Officer consolidates the operational model introduced in 2014. The five operating businesses – Spain, Brazil, Hispanoamérica, Germany and the United Kingdom – as well as the Chief Commercial Digital Officer and the Chief Global Resources Officer will report directly to the Chief Operating Officer.

Under the new structure, Laura Abasolo will be appointed as Chief Finance and Control Officer, reporting directly to the Executive Chairman, José María Alvarez-Pallete. This area encompasses the responsibilities in the areas of Finance, Tax, Financial Planning and Coordination, Consolidation and Accounting Policies, Control and Planning, and Investor Relations. To date, Laura Abasolo was Director of Planning, Accounting and Control and has been a member of the Executive Committee since March 2014.

Likewise, the current Director of Corporate Development and Fonditel, Enrique Lloves, will become head of a new Strategy and Corporate Development area and will join the Executive Committee of the Company.

In this way, the following will report directly to the Executive Chairman of Telefónica: the Chief Operating Officer (Angel Vilá), the Group General Counsel (Ramiro Sánchez de Lerín), the Chief Data Officer (Jose María Alonso), the Chief Finance and Control Officer (Laura Abasolo), and the Heads of Corporate Communication and Institutional Marketing (Jose Luis Gómez-Navarro), Public Affairs and Regulation (Carlos López Blanco), Strategy and Corporate Development (Enrique Lloves), Chief of Staff (María García-Legaz) and Chaiman Public Affairs (Francisco de Bergia).

The Executive Chairman of Telefónica will promote the Company’s public positioning in the digital ecosystem as a leader in digital transformation in the countries in which it operates and contribute to define the new rules of digital economy, with customer trust as a key pillar for the future of the Company.

Likewise, in the progress towards a platform company, Telefonica continues to simplify its structure, unifying management areas to streamline decision making and execution, reinforcing Telefónica’s technological and innovation capabilities.

Telefónica, S.A.	Dirección de Comunicación Corporativa	Tel: +34 91 482 38 00
	Ronda de la Comunicación, s/n	email: prensatelefonica@telefonica.com
	28050 Madrid	http://saladeprensa.telefonica.com @Telefonica

In this context, the Remuneration, Nomination and Corporate Governance Committee will propose to the Board that the Global Chief Technology Officer Enrique Blanco should take responsibility for the Systems area, until now led by Phil Jordan (Global Chief Information Officer), who is leaving the company.

In order to focus all the efforts and resources destined to innovation in one area, the Committee will propose the integration of Telefónica Open Future into the Innovation area, led by Gonzalo Martín-Villa.

Luis Blasco, until now Chairman of Video in Spain, will leave the Company. Telefónica thanks him for his dedication in these years.

Angel Vilá Boix (as an annex)

Mr Vilá joined Telefónica in 1997 as Group Controller, and became in 1998 CFO of Telefónica Internacional. In 2000, he was appointed Group Head of Corporate Development and from 2010 onwards he also oversaw the Affiliates group, comprising Atento, T-Gestiona and Telefónica Contenidos. In 2011 he was appointed Chief Financial and Corporate Development Officer, becoming the new Chief Strategy and Finance Officer recently, expanding his responsibilities by incorporating two additional areas: Fonditel and Corporate Strategy

From the different positions held in Telefónica Group, Ángel Vilá has executed landmark corporate transactions such as O2 plc, Brasilcel/Vivo, EPlus, GVT or Telefonica Germany IPO, among others.

Prior to joining Telefónica, he held positions at Citigroup, McKinsey&Co, Ferrovial and Planeta.

Ángel Vilá is currently a Board member of Telefónica Germany and a Trustee in the Telefónica Foundation. He previously served on the Boards of Telco SpA (Italy), BBVA, Digital Plus, Atento, Telefónica Contenidos, Telefónica Czech Republic, Endemol, CTC Chile, Indra SSI and the Advisory panel of Macquarie MEIF funds.

Institutional Investor has nominated Angel Vilá as the Best CFO in European Telecoms in 2015. Ángel Vilá was also awarded with the Thomson Reuters Extel Pan-European Awards to No.1 CFO in Spain both in 2013 and 2014, as well as No.1 CFO for Telecommunications Services in Europe in 2014.

Mr. Vilá graduated in Industrial Engineering from Universitat Politècnica de Catalunya and holds a MBA from Columbia University (New York).

Telefónica, S.A.	Dirección de Comunicación Corporativa	Tel: +34 91 482 38 00
	Ronda de la Comunicación, s/n	email: prensatelefonica@telefonica.com
	28050 Madrid	http://saladeprensa.telefonica.com
@Telefonica

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 25, 2017	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors